Exhibit 17.1



                                Burton C. Firtel
                            19533 Island Court Drive
                           Boca Raton, Florida 33434


Dr. David Platt, CEO
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, MA. 02459


Dear David,


Effective immediately, I am resigning from the Board of Directors of Pro-Pharmaceuticals.

This past September, it was suggested that I think about resigning from the board but remain a "friend" of the company. I found that idea to be a contradiction.

My recent offer to become an employee and organize a marketing department in the anticipation of an FDA approval for Davanat was denied. That along with unfulfilled promises made to me, led me to this decision.

It is my sincere hope that Pro succeeds in its' quest for a drug approval.

Sincerely,
/s/ Burt

Burton C. Firtel
1-11-07